1400 – 400 Burrard Street Vancouver, BC V6C 3A6 – P 604 689 0234 – F 604 689 7317	info@sandstormltd.com www.sandstormgold.com – T 1 866 584 0234	NYSE.MKT SAND TSX SSL

January 12, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention:         Rufus Decker

Re:	Sandstorm Gold Ltd.

Form 40-F for the Fiscal Year Ended December 31, 2016

Filed March 29, 2017

File No. 001-35617

Dear Mr. Decker:

As Chief Financial Officer of Sandstorm Gold Ltd. (the “Company”), I am responding to the comments contained in your letter dated December 14, 2017 (the “Comment Letter”). To facilitate your review, each numbered comment in the Comment Letter is set forth below in bold type and our corresponding response appears below it in ordinary type. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Annual Report.

Form 40-F for the Year Ended December 31, 2016

Exhibit 99.2

Summary of Annual Results, page 15

Summary of Annual Results, page 17

1.	Please reconcile attributable gold equivalent ounces sold to gold ounces sold on a consolidated basis and for each segment. In doing so, also present each non-gold product sold as a separate reconciling item, so that your overall product mix is more transparent.

Response:

The Staff’s comment is respectfully acknowledged, and in response, the Company has reviewed its disclosure of Attributable Gold Equivalent ounces. Based on this review, the Company respectfully submits that it has disclosed Attributable Gold Equivalent ounces on a consolidated basis and for each segment. This measure is defined on page 23, footnote (2) of our Annual Report on Form 40-F filed on March 29, 2017 (the “Annual Report”); as follows:

“The Company’s royalty and other commodity stream income is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty and other commodity income for that period by the average realized gold price per ounce from the Company’s Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company’s Gold Streams equal total Attributable Gold Equivalent ounces sold.”

The Company believes that the above definition allows a reader to understand how the Company’s Attributable Gold Equivalent Ounces relate to actual gold ounces sold.

Material non-gold products are limited to Diavik, as the Company’s only diamond contract, Yamana Silver, as the Company’s only silver contract, and Chapada, as the Company’s only material copper contract. The details of these contracts, along with those of all other significant contracts, are separately disclosed in the Annual Report, under the caption “Key Producing Assets”. The Attributable Gold Equivalent ounces are disclosed separately for each of these contracts on pages 15 and 18 of our Annual Report as separate operating segments.

The Company believes that given the material non-gold contracts are already separately disclosed as segments, the current disclosure of Attributable Gold Equivalent ounces provides transparency of the mix between gold and non-gold products on a consolidated basis and for each segment. However, as discussed with the Staff on December 20th, 2017, in future filings, the Company proposes to revise the segmented reporting disclosure by adding a column to indicate the product to which each segment relates in order to provide ease of reference to the reader.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015, page 20

2.	Please disclose with quantification the business reasons for material changes between periods in:

•	the consolidated statement of income (loss) line items presented on page 44 and

•	each segment’s operating results presented on page 76, including separate discussions of Other Royalties, Other and Corporate as well.

As a part of your revised consolidated and segment disclosures, also quantify and discuss the business reasons for any material changes between periods in revenues by product.

Response:

Consolidated statement of income (loss) line items

The Company has disclosed the quantification with business reasons for material changes between periods for the consolidated statement of income (loss) in our Annual Report under the captions:

•	“Three Months Ended December 31, 2016 Compared to the Three Months Ended December 31, 2015”, as per page 19;
•	“Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015” as per page 20, and;
•	“Three Months Ended December 31, 2016 Compared to the Other Quarters Presented” as per page 21.

Management confirms that we have discussed all material changes in the consolidated statement of income (loss) line items, with business reasons, in the aforementioned sections.

The Company confirms that, with respect to material movements in the consolidated statement of income (loss) line items presented it will continue to discuss all material changes in future Annual Reports on Form 40-F.

Segments operating results and revenues by product

The Company further confirms that, in the above captions, it has disclosed the business reasons for material changes between periods in segment operating results and revenue. In accordance with the SEC Corporate Manual, Topic 9- Management’s Discussion and Analysis of Financial Position and Results of Operations, section 9220.3 “The discussion and analysis of segments may be integrated with the discussion of the consolidated amounts to avoid unnecessary duplication.” Based on this guidance, an analysis of significant changes by segment is incorporated within the captions noted above.

The Company presents its results by operating segment, and as described in our response to comment 1, the commodity underlying each segment is disclosed in the Annual Report, under the caption “Key Producing Assets”. The entity’s material non-gold contracts are limited to three operating segments (Diavik- diamonds, Yamana- silver, Chapada- copper). Yamana (silver) and Chapada (copper) were both new revenue segments in 2016; therefore, the additional ounces received account for the entirety of the movement in the year. This has been disclosed on page 19 for the three-month period and on page 20 for the current year. Diavik royalty revenue was materially consistent both year-on-year and quarter-on-quarter. If the movement becomes material in future periods, additional disclosure will be added to quantify and discuss the movement.

For all other segments, the movement in each segment’s operating results is primarily driven by movements in revenue, due to changes in ounces received and changes in average realized selling price, and movements in depletion expense and impairment. The Company has disclosed the change in Attributable Gold Equivalent Ounces sold by segment and average realized selling price along with the related business reasons in our Annual Report on page 19 for the three-month period and on page 20 for the current year. Average selling price of gold for each year end, and quarter end, is disclosed on pages 15 and 17 respectively in our Annual Report. The Company has also disclosed the reasons for movements in impairment and depletion expense on a quarterly and year-on-year basis on pages 19 and 20 respectively as well as on page 13. This discussion therefore encompasses the reasons for movements in segment operating results as well as movements in revenue by product.

Due to the nature of the Company’s business, we are not contractually entitled to information about the business reasons that result in changes in ounces or royalty payments received from our partners. Information that has been made public that materially impact the underlying performance of these contracts and the Company are referenced in our Annual Report.

Within these disclosures, Other Royalties and Corporate material movements are quantified and discussed. There is no discussion for the segment “Other”, due to the immaterial nature of the segment, and the immaterial change in all identified periods. If “Other” becomes material in future periods, additional disclosure will be added to quantify and discuss the movement.

In response to the Staff’s comments, in future filings, the Company proposes to add the quantified revenue impact, in addition to the already disclosed change in ounces for individual segments, to provide further transparency of changes in operating segment results and revenue by product.

Consolidated Financial Statements

Note 15. Segmented Information, page 75

3.	Please disclose your revenues by product (e.g., gold, silver, copper, diamonds, etc.) for each period presented. Please also disclose geographic information related to your revenues and non-current assets. Refer to paragraphs 32 and 33 of IFRS 8. Also, disclose the types of amounts included in the operating results and total assets for both the Other and the Corporate line items.

Response:

Further to the Staff’s comments, the Company has considered the guidance within paragraphs 32 and 33 of IFRS 8. As described below, the Company believes that its current disclosure meets the required reporting under this guidance. However, as discussed with the Staff on December 20th 2017, in future filings, the Company proposes to revise the segmented reporting disclosure by adding a column to indicate the product to which the segment relates in order to further clarify revenue by product. Additionally, the Company will add a cross reference to the note in the financial statements that discloses the geographical location of applicable non-current assets to provide greater clarity as to the location of the Company’s non-current assets.

Disclosure of revenues by product

As described in our response to comment 1, material non-gold products are limited to three segments: Diavik, as the Company’s only diamond contract, Yamana Silver, as the Company’s only silver contract, and Chapada, as the Company’s only material copper contract. In our Annual Report, Note 6 (b) Mineral, Royalty and Other Interests: Significant Acquisitions and Other Transactions provides details on the Yamana silver and Chapada copper streams, and the Diavik Diamond royalty. The revenue for each of these three segments, and thus these three products is separately disclosed within Note 15 Segmented Information. As per IFRS 8, paragraph 31, “Information required by paragraphs 32-34 shall be provided only if it is not provided as part of the reportable segment information required by this IFRS.” As a result, further disclosure was not included for revenues by product.

Disclosure of geographic information related to revenues and non-current assets

The Company has disclosed revenue by segment in Note 15 Segmented Information of the Annual Report. For each segment, the Company has disclosed both the name of the mine, and the country the mine is located in. For “Other Royalties”, footnote (1) provides a breakdown of revenue by country. “Other” is not material and therefore no further geographic information has been provided. If the category “Other” becomes material, the Company will disclose the required geographical breakdown of revenue by country.

Per IFRS 8, paragraph 33(b) geographic information is required for “non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts...”. As per the Company’s Consolidated Statements of Financial Position, page 43 of our Annual Report, the only material non-current assets that meet this definition are Mineral, Royalty and Other Interests. Mineral, Royalty and Other Interests are separately disclosed in Note 6(a), and footnote (3) provides a breakdown of these assets by country. Further to the Staff’s comments and as noted above, the Company proposes to add a cross reference in Note 15 to direct readers to Note 6 footnote (3) for a geographical breakdown of non-current assets.

Disclosure of types of amounts included in the operating results and total assets for both Other and Corporate line items

As per Note 15, Segmented Information, “Other” has immaterial revenue and net income, therefore no further break-down was disclosed. Total assets included in “Other” are significant, and accordingly, footnote (3) provides details of the assets which this segment comprises. If the operating results of the category “Other” becomes material, the Company will disclose the types of amounts included in the segment’s operating results.

“Corporate” is not considered a separate operating segment by the Company, in line with IFRS 8, paragraph 6, “Not every part of an entity is necessarily an operating segment or part of an operating segment. For example, a corporate headquarters or some functional departments may not earn revenues or may earn revenues that are only incidental to the activities of the entity and would not be operating segments…” The value of net income and total assets has been included, so as to meet the reconciliation requirements of IFRS 8, paragraph 28. Additional disclosure of the types of amounts included in the operating results and total assets for Corporate has therefore been excluded from disclosure in the Annual Report.

We understand that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. If you have any questions or comments, please do not hesitate to contact me directly at (604) 628-1109.

Sincerely,

/s/ Erfan Kazemi

Erfan Kazemi

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